[COMPANY LETTERHEAD]

November 12, 2014
Mr. Robert F. Telewicz, Jr.
Senior Staff Accountant
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR AND BY EMAIL

Re:	iStar Financial Inc.
Form 10-K for the year ended December 31, 2013
Filed March 3, 2014
File No. 000‑15371
Dear Mr. Telewicz:
On behalf of iStar Financial Inc. (the “Company” or “we”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated November 3, 2014 (the “November 3rd Letter”), with respect to the Company's Form 10-K for the year ended December 31, 2013 (the “Form 10-K”). The responses to the Staff's comments are set out in the order in which the comments were set out in the November 3rd Letter and are numbered accordingly.
Form 10-K for the fiscal year ended December 31, 2013
Management’s Discussion and Analysis and Analysis of Financial Condition and Results of Operations, page 24
Critical Accounting Estimates, page 39

1.
We note your response to our prior comment 4. In future filings, please disclose the specific reasons why the company does not charge off a loan prior to when losses are confirmed through the receipt of assets or via ownership control of the underlying collateral in full satisfaction of the loan upon foreclosure.

Response:
To address the Staff’s comment, the Company will include the requested disclosure in future filings beginning with the Company’s Form 10-Q for the quarterly period ended September 30, 2014.

Financial Statements
Note 5 - Loans Receivable and Other Lending Investments, net, page 62

2.	We note your response to our prior comment 7. Please provide us with the following information related to your $63.1 million in loan loss recoveries:

•	Please tell us the number of loans for which a recovery was recorded and the average recovery per loan

•	For loans for which the company received funds associated with a partial payoff or sale of collateral, tell us whether the recovery recorded exceeded the amount of funds received.

•
We note in your response that in certain cases your recovery related to cash received from the sale of collateral. Please tell us whether this is an indication that the carrying value of the loan had been written down to a level below the value of the underlying collateral. To the extent this is the case, please provide us with management’s rationale for recording a reserve at that level.

•
We note in your response that the company received funds for substantially all of the loans. Please tell us the number of loans for which funds were not received, the total recovery recorded, the average recovery per loan and the company’s rationale for recording the recovery.

Response:
For the year ended December 31, 2013, the Company had 12 loans, which represented total investments of approximately $700 million, for which a recovery of loan losses was recorded. For one loan, the Company recorded a recovery of $43.9 million. For the remaining 11 loans, the average recovery per loan was approximately $1.7 million. For the loan which resulted in a recovery of $43.9 million, the Company established reserves for loan losses based on the fair value of the underlying collateral. Several previously proposed settlements with the borrower that would have enabled the Company to recover a portion of the principal outstanding did not materialize, resulting in significant uncertainty regarding the recoverability of this loan. Subsequently, during the three months ended September 30, 2013, the borrower pledged our collateral and provided additional collateral to a new lender who provided financing that enabled the borrower to partially repay our outstanding loan balance. In conjunction with the partial repayment, the Company then recorded a recovery of loan losses for the cash received in excess of the loan’s carrying value during the same quarter.
For nine of the remaining 11 loans, the Company also received funds associated with a partial payoff or sale of collateral. None of these recoveries recorded exceeded the amount of funds received.
The Company received cash from the sale of collateral for one loan. The cash received approximated the carrying value of the loan for which the Company recorded a recovery of loan losses of $42 thousand. The Company does not believe this to be an indicator that the loan was written down to a level below the value of the underlying collateral.

We did not receive funds for two of the 12 loans. One loan was initially impaired in connection with a troubled debt restructuring, and carried on a discounted basis. In accordance with ASC 310-10-35-38, we recorded a recovery of $3.0 million due to the change in the present value of payments expected to be received. For the other loan, we received, via deed-in-lieu, the underlying collateral in full satisfaction of the loan. We valued the collateral at fair value and recorded a recovery of loan losses of $158 thousand.

3.
We note your response to our prior comment 8. In future filings, please disclose the specific amount of time the company’s loans greater than 90 days have been outstanding and the reasons for such delinquencies.

Response:
To address the Staff’s comment, the Company will include the requested disclosure in future filings beginning with the Company’s Form 10-Q for the quarterly period ended September 30, 2014.
*    *    *    *    *
We trust we have been responsive to the Staff's comments. If you have any questions, please do not hesitate to contact me.
Very truly yours,
/s/ David DiStaso
David DiStaso
Chief Financial Officer (principal financial and accounting officer)

cc:    Kathleen L. Werner, Clifford Chance US LLP
cc:    Timothy C. Conlon, PricewaterhouseCoopers LLP

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